

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

L. Stephen Smith
Chief Executive Officer
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, California 94597

      Re: The PMI Group, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed March 15, 2010
             File No. 001-13664

Dear Mr. Smith:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                        Sincerely,

                        Jeffrey P. Riedler
                        Assistant Director